

May 10, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Dennis J. Hickey, Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

      Re: **Colgate-Palmolive Company**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 23, 2017
              File No. 1-00644

Dear Mr. Hickey:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Accounting Branch Chief
                    Office of Manufacturing and
                    Construction